Exhibit 99.2

NEWS RELEASE

Chief strategy officer to leave the organization

TORONTO, January 11, 2005 - Bill Linton, president and chief executive officer of Call-Net Enterprises Inc., today announced the resignation of Duncan McEwan as executive vice president and chief strategy officer effective February 15, 2005. He will stay on in an advisory capacity for a period of six months to further develop the company’s strategy.

Mr. McEwan joined Sprint Canada, a subsidiary of Call-Net, in June of 2001 as president and chief operating officer. In October 2004, he assumed the role of executive vice president and chief strategy officer of Call-Net. Prior to that, he was chief executive officer of NorthPoint Communications Canada, a Sprint Canada joint venture company.

"Duncan has made a significant contribution to the company and has provided valuable leadership in the transformation of the company,” said Linton. “He leaves the organization well positioned for the future and I want to thank him for his leadership and commitment.”

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc., (TSX: FON, FON.NV.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

Media contact:
Karen O’Leary
(416) 718-6445
karen.oleary.sprint-canada.com